Exhibit 99.1

Col. (Ret.) Channa Caspi, ex-Representative of IDF in NATO, Joins Nano Dimension’s Board of Directors

Served as Head of Legislation Branch in IDF Attorney General office

Sunrise, Florida, April 6, 2022 (GLOBE NEWSWIRE) - Nano Dimension Ltd. (“Nano Dimension” or the “Company”) (Nasdaq: NNDM), an industry-leader in Additively Manufactured Electronics (AME), Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM), announced today the appointment of Col. (Ret.) Channa (Hanny) Caspi to the Board of Directors of the Company, effective immediately.

Col. (Ret.) Caspi is the Chief Executive Officer of C-OP Ltd., an international relations strategic consulting group, a position she has held since 2013. She had served for almost 30 years in the Israeli Defense Forces (IDF). She was the Head of the IDF International Defense Cooperation Department, designing international relations policy, expanding the security state connections and initiating, planning and organizing mutual activities with foreign defense forces - dialogues, visits and joint exercises. Prior to that, Ms. Caspi had served as the IDF Defense Attaché to The Netherlands, Belgium and Luxemburg and IDF representative to NATO. She was credited for strengthening the cooperation between the IDF and the Netherlands Defense Forces, including expansion of the defense export and the relations between the Israeli and Dutch defense establishments.

Col. Caspi has served for 23 years in the IDF Attorney General Office as Head of the Legislation and Legal Advice Department. There, she had initiated and established a large-scale body for counseling and legislation to provide legal assistance in various subjects, which was integrated in the work of many military organizations. Col. Caspi represented the IDF in the "Knesset" (Parliament), where she was involved in legislative processes and discussions, personally responsible for issuing legislations related to military activity. She was engaged in core legal issues with the Ministry of Justice and the Attorney General concerning petitions to the High Court of Justice.

Col. Caspi received a Bachelor of Law degree from Bar-Ilan University, and is finalizing her thesis for a Master of Law degree from Bar-Ilan University, and is a Graduate of Tel Aviv University’s special program for Medicine & Law and a Graduate of the “Mifne” program for Senior Military Management. She is the Winner of the “Medal of The Peacemaker”, awarded by Brazilian Ambassador to Israel as well as a winner of the CISAC Award for an article entitled “Copyright in Publishing Contracts”.

Mr. Yoav Stern, Nano Dimension’s Chairman and Chief Executive Officer, commented, “Hanny’s background in international relations, as well as her deep familiarity with defense forces and industry in the European and NATO arenas, will add value to Nano Dimension which has a substantial portion of its business conducted with defense related businesses. Col Caspi will expand the breadth of Nano Dimension board’s knowledge and network within her fields of expertise. We are looking forward to working together on exciting business opportunities and developing together our strategy as we grow.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on demand, anytime, anywhere.

The DragonFly IV® system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PEDs®) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Nano Dimension also develops complementary production equipment for Hi-PEDs® and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.

Additionally, Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software. It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which can all be controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs®, Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the expected value and benefits that Col. Caspi will add to the Company. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)

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